UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2017 (MM/DD/YY) AND ENDING 6/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main Street, Suite 3
(No. and Street)

Bloomington	IL	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

3200 Robbins Road; Suite 200A	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
JANET M STAUFFER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/30/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDSTATE INCORPORATED

FINANCIAL REPORT

JUNE 30, 2018

CONTENTS



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Stockholder
First Midstate Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Midstate Incorporated (a Delaware corporation) as of June 30, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, this financial statement, presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of First Midstate Incorporated's management. Our responsibility is to express an opinion on First Midstate Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Midstate Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that

respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kuhns, Eck & Braeutel LLP

We have served as First Midstate Incorporated's auditors since 2015

Springfield, Illinois
August 17, 2018

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2018

ASSETS

Cash	$ 364,669
Accounts receivable:	
Securities sold, customer	2,719,091
Securities sold, broker	9,063,854
Security deposit	1,000
Investment in marketable securities	509,351
Prepaid expenses and other assets	9,549
Property and equipment, net of accumulated depreciation and amortization of $581,348	199,714
	$ 12,867,228

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable:	
Securities purchased	$ 11,350,000
Trade	133,478
Accrued state income tax	11,279
Other accrued expenses	213,120
	$ 11,707,877

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$ 25,000
Retained earnings	1,134,351
	$ 1,159,351
	$ 12,867,228

See Notes to Financial Statements.

Note 1.   Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated (the Company) is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois. As an investment banker, the Company acts as an intermediary between bond issuers and bond buyers.

Management has evaluated the need for subsequent event recognition or disclosure through August 17, 2018, the date the financial statements were available to be issued.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

Due to the specialized accounting practices of securities brokers and dealers, the Company is not subject to the principles of accounting for investments in marketable securities mandated in FASB Accounting Standard Codification 320, "Investments – Debt and Equity Securities." Realized and unrealized gains or losses on these investments are recognized as net trading gains or losses on the income statement. Securities owned are recorded at fair value.

Investment banking securities transactions:

Receivables for securities sold and payables for securities purchased are associated with the Company's investment banking. The Company purchases securities from governmental units and sells securities to customers and other brokers. The transactions occur on the same date and are recorded when underwriting is completed and trade confirmations are issued.

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENT

June 30, 2018

Note 1.   Nature of Business, Use of Estimates and Significant Accounting Policies - continued

Property and equipment:

Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

	Years
Automobiles	5
Office equipment	3-7

It is the Company's policy to include amortization expense on assets with depreciation expense.

Other comprehensive income:

The Company does not have any other comprehensive income items and, therefore, nothing is reflected in this financial statement for accumulated other comprehensive income.

Note 2.   Cash

Included in cash at June 30, 2018 is approximately $10,909, which represents amounts segregated in "Special Bank Accounts for the Exclusive Benefit of Customers." No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2018, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3.   Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2018, the Company's deposits exceeded the federally insured limit by $219,263. The Company has not experienced any losses in these accounts.

Note 4.   Investments and Fair Value Measurements

The Company held 83,570 shares of Sprott Physical Silver Trust and 1,500 shares of Central Fund of Canada Limited Class A at June 30, 2018.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB 820, are used to measure fair value.

Note 4.   Investments and Fair Value Measurements - continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unoberservable inputs should be developed based on the best information available in circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets at fair value on a recurring basis as of June 30, 2018. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1 Fair Value Measurements

The fair values at June 30, 2018 for Level 1 investments are summarized as follows:

	Level 1
Sprott Physical Silver Trust (Level 1)	$ 490,556
Central Fund of Canada Ltd. Class A, (Level 1)	18,795
	$ 509,351

Note 5.   Property and Equipment

	Acquisition Cost		Accumulated Depreciation and Amortization		Net	
Automobiles	$	216,831	$	19,739	$	197,092
Office furniture and equipment		564,231		561,609		2,622
	$	781,062	$	581,348	$	199,714

Depreciation and amortization expense was $21,396 for the year ended June 30, 2018.

Note 6.   Income Taxes

The Company has elected to be taxed under sections of the Internal Revenue Code which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, this statement does not include any provision for regular corporation federal and state deferred income taxes. This election changed the Company's tax year end to December 31, while the financial reporting year end remains June 30.

Note 7.   Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company had net capital of $813,136 which was $713,136 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.44 to 1.

Note 8.   Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations.

Note 9.   Accounting for Uncertain Tax Positions

The Company files income tax returns in the U.S. federal and state of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years before 2015.